EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. (The “Company”) advises that the 2017 Annual General Meeting of the Company (the “Meeting”) was held on June 15, 2017 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

1.	To re-elect four directors, to hold office until the next annual general meeting of shareholders (Shaul Elovitch, Yossef Elovitch, Anat Winner, Felix Cohen), and to set Anat Winner’s terms of service.

2.	To re-elect two external directors (as such term is defined in the Israeli Companies Law), to hold office for additional three-year terms (Dudi Ezra, Shoshi Shidlo), and to set their terms of service.

3.	To approve the renewal of the indemnification agreements for our officers and directors who are deemed controlling shareholders.

4.	To approve the entry into a new Services Agreement with Eurocom (Directors fees and legal Services).

5.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2016 were presented at the Meeting.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Annual General Meeting.